Exhibit 99.1

EXHIBITS

Exhibit Number		Page
99.1	Press release regarding the consolidated financial results of PLDT Inc. (the “Company”) as at and for the year ended December 31, 2019.

March 5, 2020

Philippine Stock Exchange

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:  Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In accordance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release attached thereto regarding the Company’s consolidated financial results as at and for the year ended December 31, 2019.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Florentino D. Mabasa, Jr.

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

March 5, 2020

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:  Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto regarding the Company’s consolidated financial results as at and for the year ended December 31, 2019.

Very truly yours,

/s/Florentino D. Mabasa, Jr.

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168534

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,593 As of January 31, 2020	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
June Cheryl C. Revilla	jacabal@pldt.com.ph	88168534

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	March 5, 2020

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT INC.

Exact name of issuer as specified in its charter

5.	PHILIPPINES6.____________ (SEC Use Only)

Province, country or other jurisdictionIndustry Classification Code of Incorporation

7.Ramon Cojuangco Building, Makati Avenue, Makati City1200

Address of principal officePostal Code

8.(632) 8816-8534

Issuer's telephone number, including area code

9.Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

PLDT press release

PLDT network investments lift revenues, income in 2019

PLDT first telecoms operator in the world and

the first company in the Philippines to become an alliance member of the SASB (Sustainability Accounting Standards Board)

PLDT first Philippine telco to join the TCFD

(Task Force on Climate-related Financial Disclosures)

PLDT and Smart are registered as Participants in the UNGC (United Nations Global Compact) -- committed on a global level

Sustainability Program underpins PLDT’s long-running CSR programs

MANILA, Philippines 5th March 2020 -- Enabled by a record-high capital expenditures (capex) in 2019 of ~~P~~72.9 billion, PLDT significantly raised its service quality levels, particularly in data and digital services, and consequently boosted service revenues to their highest level ever.  ~~P~~61.0 billion capex were spent in 2019 on network and IT expansion and transformation programs, the balance of ~~P~~11.9 billion for the installation of broadband connections.

“This sustained level of investments in the country’s telecommunications infrastructure now totals ~~P~~257.7 billion in the last five years.  But to raise even further our service quality standards and attain unmatched customer experience (CX), PLDT has allocated a larger capex budget of ~~P~~83.0 billion for 2020.  This will allow us to serve better the fast-growing data usage of our customers and continue to provide superior data CX.  Of this amount, ~~P~~64.6 billion are earmarked for network and IT projects, mainly to support the explosive growth in data traffic.  In addition, ~~P~~18.5 billion, inclusive of ~~P~~5.5 billion carried over from 2019, are to be spent for broadband installations, which are projected to grow strongly in 2020,” said Manuel V. Pangilinan, Chairman, President and Chief Executive Officer of PLDT

The improvement in the reach, coverage and quality of PLDT’s networks and the data services they deliver were validated by user-based studies undertaken by several international internet analytics firms which found, once again, that Smart and PLDT provided the fastest fixed and mobile Internet services in the country, as well as having the widest mobile coverage.

The impact of these service improvements on PLDT’s financial performance has been strongly positive.  As per its financial and operating results for 2019, PLDT’s Consolidated Service Revenues (net of interconnection costs) rose 8% to ~~P~~157.7 billion. This is the highest full year revenue PLDT has attained, surpassing the previous peak of ~~P~~153.5 billion in 2014.

Consolidated EBITDA grew 22% year-on-year to ~~P~~83.1 billion, excluding MRP (Manpower Reduction Program) expenses of P3.3 billion, driven by higher service revenues and lower cash operating expenses.  The EBITDA margin improved from 45% in 2018 to 52% in 2019.

PLDT’s Telco Core Income (which excludes the impact of asset sales and Voyager Innovations) climbed 13% to ~~P~~27.1 billion, while Reported Net Income (which includes exceptional costs) jumped 19% to ~~P~~22.5 billion.

In terms of major business units, the Consumer Wireless Group led the way, boosting revenues by 20% to ~~P~~72.1 billion.  The Enterprise Group posted steady growth, increasing revenues by 5% to ~~P~~39.2 billion, while PLDT Home grew to ~~P~~37.2 billion, up 3% from the previous year.  These three business units combined accounted for 94% of service revenues and registered an 11% revenue growth year-on-year.

Data and broadband services continued to power revenue growth, rising 20% to ~~P~~105.2 billion and now account for 67% of total revenues.

Consolidated Net Debt amounted to US$3,309 million whilst net-debt-to-EBITDA stood at 2.0x.  Gross Debt was US$3,800 million, with maturities well spread out.  Only 9% of the Gross Debt was denominated in US dollars and 8% unhedged, taking into account hedges and available US dollar cash allocated for debt.  PLDT has maintained its credit ratings at investment grade.

In line with PLDT’s dividend policy of paying out 60% of its telco core earnings, a final cash dividend of ~~P~~39 per share will be paid out on April 3, 2020 to shareholders on record as of March 19, 2020.  An interim dividend of ~~P~~36 per share had been paid in September 2019, bringing total dividends paid for 2019 to ~~P~~75 per share.

“Despite continuing challenges, 2019 was a productive year, with revenues reaching record levels on the back of robust growth of our consumer wireless business.  This was achieved in large part by making the needed investments in our data and IT networks.  Moving forward, we shall continue pursuing a focused investment program to further improve our services, and consequently raise the level of customer experience,” added Pangilinan.

Building the Country’s Digital Backbone

In 2019, PLDT and Smart further strengthened their network advantage.  PLDT expanded its fixed network rollout by 15%, reaching 7.2 million homes passed by end-2019.  The total capacity increased 34% to 3.5 million ports, of which about 1.8 million fiber/VVDSL ports were available for new customers.

The total footprint of PLDT’s fiber optic network grew 32% to 322,400 kilometers – the country’s most extensive digital backbone/transport network infrastructure.

Smart’s mobile network further increased its coverage and data service capacity.  It increased the number of its LTE or 4G base stations by 51% to about 24,600 and augmented the number of 3G base stations by 19% to 13,800.  As a result, Smart’s mobile coverage expanded to 94% of the country’s population by end-December 2019.

The emphasis on rolling out the 4G/LTE network has been justified by its ability to provide much better internet services.  The impact of the 4G rollout has been enhanced by the simultaneous activation of the carrier aggregation feature of LTE -- through which the capacity of up to five LTE base stations are combined to deliver faster data speeds.

Several international internet analytics firms recognized the beneficial results of these network improvement efforts:

•

Global leader in Internet testing and analysis Ookla cited PLDT and Smart for having the fastest fixed network and fastest wireless network respectively in the Philippines in its two reports covering the first and second halves of 2019.

•

Smart won the “Best in Test award for 2019” and was cited for having the best and widest 4G/LTE coverage and the fastest upload and download speeds by umlaut, the global internet benchmarking company formerly known as P3.

•

International mobile data analytics firm Opensignal reported that Smart not only provided the country’s best mobile video and fastest data experience but also overtook its competitor in 4G availability in both urban and rural areas.

“Our sustained network improvement efforts over the past several years have given us the crucial advantage – enabling us to offer compelling data service offers that address our customers’ passions and pain points.  This has powered our current revenue growth and is positioning us well for the future, including our ongoing preparations for 5G,” said Alfredo S. Panlilio, Smart President/CEO and PLDT Chief Revenue Officer.

In 2019, Smart conducted several pilot deployments of 5G with various equipment suppliers.  It fired up 5G base stations for ongoing pilots in various settings:  at PLDT’s office in the Makati business district, in an academic setting (within the Ateneo Campus),

in a lifestyle hub (at the Araneta City in Quezon City), and in a smart city setting (Clark City, Pampanga).   It also continues to explore various applications and business cases, including e-sports and mobile games.  Meantime, PLDT has partnered with Cisco to transform its transport network into a fully automated, all IP, software-defined 5G-ready infrastructure.

The GIGA experience powers Consumer Wireless growth

The rapid rise of mobile data usage and revenues was critical to the strong performance of the Consumer Wireless business in 2019.   Consumer wireless revenues increased by ~~P~~11.8 billion or 20% from 2018 to ~~P~~72.1 billion.  The share of mobile data revenues increased from 59% in 2018 to 69%.

This was the product of a massive rise in mobile data traffic which jumped to 1.6 Exabyte – double the volume registered in 2018 and four times that of 2017.  This was made possible by Smart’s improved LTE/3G mobile data service which ably supported the growing data habit of Smart, TNT and Sun customers, and the larger number of LTE and 3G smartphones on the network.

Mobile data usage grew rapidly on the back of Smart’s GIGA data service offers that addressed customers growing demand for various internet services.  GIGA started in 2018 with video packages that offered free Youtube as well as other popular video services.  This was followed in 2019 by other GIGA data packages that bundled mobile games such as Mobile Legends and then later, data packages which bundled social media apps like Facebook, Instagram, and TikTok.

All this had a major, positive impact on customer experience. In addition to the awards given by independent internet testing firms, our NPS (Net Promoter Score), a measure of customer satisfaction, saw improvement across all brands in Q4 2019 with Smart up from 50% in Q4 2018 to 60%; TNT up from 54% to 76%, and Sun up from 46% to 75%.

“Moving forward, we aim to further improve the experience of our customers by helping them to shift to LTE handsets and SIMs and by providing increasingly rich GIGA data offers that enable people to effectively address their various life needs all through the mobile phone in their hands,”  said Jane J. Basas, Senior Vice President for Consumer Individual Wireless Business, Smart Communications.

Smart solutions for Enterprise

The Enterprise Group continued to achieve steady growth, with revenues rising 5% to ~~P~~39.2 billion. The growth was powered largely by robust demand for broadband data in fixed line and wireless.  Fixed line revenues grew to ~~P~~28.6 billion, up 3%. The wireless business increased 7% reaching ~~P~~6.4 billion.

However, ICT services were the fastest growing part of the Enterprise business. PLDT Enterprise’s ICT business grew nearly double the market pace at 15%, with revenues hitting ~~P~~4.3 billion. PLDT continues to have the largest data center rack capacity in the Philippines with 10 VITRO data centers;  5 of which are fully-occupied, with the remaining activated capacity now at 69% utilization.     As more companies pivot to digital, the need for business solutions beyond connectivity is becoming even more pressing.

In the last few years, the Enterprise Business group has been building and curating digital services for all kinds of business – micro businesses, SMEs, and large companies. This includes a suite of data center, IoT (Internet of Things), Cloud and Cyber Security offerings that have already started to gain significant traction. All of these services are anchored on business-grade Fiber connectivity.

Foreign companies keen on doing business in the Philippines have also taken notice of the wide range of solutions offered by PLDT Enterprise. ICT revenues from servicing companies in Hong Kong, China, Singapore, US, and more registered 50% year-on-year growth.

“The future growth of the Enterprise business lies in providing relevant solutions that enable companies and organizations to design and execute their own digital pivot.  To do that, we continuously adjust our organization so that we can provide the industry and domain expertise that customers expect.  In the end, we want to make a positive impact on every single business,” said Jovy Hernandez, Senior Vice President for Enterprise of PLDT and Smart.

PLDT HOME gears up for a stronger 2020

PLDT Home grew 3% in 2019, with revenues reaching ~~P~~37.2 billion.  Growth for the full year was held back by its requisite adjustments to the repair and installation processes for fixed line broadband.  These changes began to generate a pick-up in new connects and repair work in the Q4 of 2019, which bode well for prospects in 2020.

Fiber-to-the-home (FTTH) continued to be PLDT Home’s flagship product.  But this is now complemented with a refreshed fixed wireless offering, initially for prepaid, which was relaunched in late 2019.  The initial response of customers has been very encouraging.  A postpaid fixed wireless product is due to be launched in the first half of 2020.

PLDT Home’s fixed wireless service runs on the award-winning 4G/LTE network of Smart.  It provides a fast, easy-to-install data services, particularly in areas where PLDT’s FTTH service is not yet available.

To better position itself for 2020, the PLDT Home team doubled down on optimizing internal processes and systems to address customer experience issues with installation and repair.

“We are putting the valuable lessons learned in 2019 to good use in 2020.  This is enabling us to progress steadily towards our goal of delivering the best service levels to our Home customers.  Moreover, the addition of fixed wireless broadband to our menu of services gives us a powerful, flexible tool and a full range of broadband products for the home to address customer needs and grow our revenues,” said Menardo G. Jimenez, Jr., Senior Vice President, PLDT Home.

Building a Sustainable Future

By building the country’s most extensive digital infrastructure, PLDT is making major contributions to the sustainable development of the country.  This effort addresses the 9th Sustainable Development Goal defined by the United Nations – Industry Innovation and Infrastructure, which includes developing data networks that provide people access to the internet and digital services.

In 2019, PLDT further strengthened its sustainability efforts by establishing the PLDT Sustainability Office.  The new office has been given the task of helping develop the Group’s business operations and corporate social responsibility (CSR) activities in ways that not only ensure its continued success but also help create a sustainable future for the country.

To pursue this objective, PLDT has joined 3 distinguished global organizations for sustainability:

•	SASB (Sustainability Accounting Standards Board): where PLDT is the first telecoms operator in the world and the first company in the Philippines to become an alliance member.
•	TCFD (Task Force on Climate-related Financial Disclosures): where PLDT is the first Philippine telco to join.
•

UNGC (United Nations Global Compact): where PLDT and Smart are registered as Participants committed on a global level, higher than Signatories limited to local engagement, to integrate principles on environment, human rights,

•	labor and anti-corruption.

Meantime, PLDT has already started to roll out several programs such as carbon offsetting initiatives through reforestation, mangroves conservation, marine protection, & peatlands protection.   For example, PLDT has partnered with the UP Marine Environment and Resources Foundation (MERF) and the Marine Science Institute of the Philippines (UPMSI) to support efforts to regenerate and rehabilitate 24 marine protected areas in various parts of the country that would protect marine life by empowering and capacitating local communities on coastal and marine environment management and help curb global warming by enabling these areas to act as effective carbon sinks.

The Group’s sustainability program thus provides a strategic framework for its long-running CSR programs in the fields of education, environmental protection, disaster preparedness, livelihood and sports development.

CONCLUSION

“A key principle of sustainability is the adoption of the long-term view.   It is important to keep this in mind as we face the heightened uncertainties caused by unforeseeable developments at home, such as the Taal volcano eruption, and abroad such as the COVID-19 outbreak.  Under these circumstances, we must stay focused on the essentials, on the factors that provide the foundation for continued growth.  Clearly, for PLDT, this means delivering the best quality service to our customers.  To achieve this in these times of rapidly advancing technologies, we must continue investing in our networks and transforming our processes and our people.  Through this, we should be able to sustain the strong growth of our consumer wireless business, and also boost the revenues of our equally important Enterprise and Home businesses.

“At this time, given the prevailing uncertainties, it is difficult to provide specific earnings guidance for 2020.  We shall provide firm numbers when we have a better view of developments in the coming months.  Our dividend policy remains, providing a regular payout amounting 60% of telco core income,” Pangilinan said.

###

	PLDT Consolidated
	For the Full Year
(Php in mn)	2019	2018*	% Change

Total revenues	169,187	162,914	4%

Service revenues (a)	161,355	152,369	6%

Expenses (b)	129,786	149,141	(13%)

EBITDA (c)	83,111	68,262	22%
EBITDA Margin	52%	46%

Income before Income Tax	32,336	22,815	42%

Provision for Income Tax	9,550	3,842	149%

Net Income - Attributable to Equity Holders of PLDT	22,521	18,916	19%

Telco Core Income (d)	27,080	24,047	13%

*2018 Includes Voyager, except for EBITDA and Telco Core

(a) Service Revenues, gross of interconnection costs
Service Revenues, gross of interconnection costs	161,355	152,369	6%
Interconnection costs	3,638	5,493	(34%)
Service Revenues, net of interconnection costs	157,717	146,876	7%

(b) Expenses includes Interconnection Costs
(c) EBITDA excluding the MRP expenses booked in FY2019 (P3.3bn) and FY2018 (P1.7bn) and Voyager in FY2018
(d) Net income as adjusted for the net effect of gain/loss on FX, derivative transactions, MRP, accelerated depreciation, asset sales and share in Voyager losses

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31, 2019 and 2018

(in million pesos)

	2019	2018
ASSETS
Noncurrent Assets
Property and equipment	232,134	195,964
Right-of-use assets	15,890	—
Investments in associates and joint ventures	53,863	55,427
Financial assets at fair value through profit or loss	3,369	4,763
Debt instruments at amortized cost – net of current portion	—	150
Investment properties	778	777
Goodwill and intangible assets	67,834	68,583
Deferred income tax assets – net	23,623	27,697
Derivative financial assets – net of current portion	1	140
Prepayments – net of current portion	48,933	23,338
Financial assets at fair value through other comprehensive income – net of current portion	162	2,749
Contract assets – net of current portion	750	1,083
Other financial assets – net of current portion	1,986	2,275
Other non-financial assets – net of current portion	136	230
Total Noncurrent Assets	449,459	383,176
Current Assets
Cash and cash equivalents	24,369	51,654
Short-term investments	314	1,165
Trade and other receivables	22,436	24,056
Inventories and supplies	3,412	2,878
Current portion of contract assets	1,997	2,185
Current portion of derivative financial assets	41	183
Current portion of debt instruments at amortized cost	150	—
Current portion of prepayments	11,298	8,380
Current portion of financial assets at fair value through other comprehensive income	2,757	1,604
Current portion of other financial assets	8,086	7,008
Current portion of other non-financial assets	717	461
Total Current Assets	75,577	99,574
TOTAL ASSETS	525,036	482,750

EQUITY AND LIABILITIES
Equity
Non-voting serial preferred stock	360	360
Voting preferred stock	150	150
Common stock	1,093	1,093
Treasury stock	(6,505)	(6,505)
Treasury shares under employee benefit trust	(394)	(854)
Capital in excess of par value	130,321	130,526
Other equity reserves	276	697
Retained earnings	18,063	12,081
Other comprehensive loss	(31,368)	(25,190)
Total Equity Attributable to Equity Holders of PLDT	111,996	112,358
Noncontrolling interests	4,303	4,308
TOTAL EQUITY	116,299	116,666

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

As at December 31, 2019 and 2018

(in million pesos)

	2019	2018
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion	172,834	155,835
Lease liabilities – net of current portion	13,100	—
Deferred income tax liabilities	2,583	2,981
Derivative financial liabilities – net of current portion	25	—
Customers’ deposits	2,205	2,194
Pension and other employee benefits	8,985	7,182
Deferred credits and other noncurrent liabilities	4,557	5,284
Total Noncurrent Liabilities	204,289	173,476
Current Liabilities
Accounts payable	77,845	74,610
Accrued expenses and other current liabilities	100,815	95,724
Current portion of interest-bearing financial liabilities	19,722	20,441
Current portion of lease liabilities	3,215	—
Dividends payable	1,584	1,533
Current portion of derivative financial liabilities	88	80
Income tax payable	1,179	220
Total Current Liabilities	204,448	192,608
TOTAL LIABILITIES	408,737	366,084
TOTAL EQUITY AND LIABILITIES	525,036	482,750

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

For the Years Ended December 31, 2019, 2018 and 2017

(in million pesos, except earnings per common share amounts which are in pesos)

	2019	2018	2017
REVENUES
Service revenues	161,355	152,369	150,172
Non-service revenues	7,832	10,545	8,761
	169,187	162,914	158,933
EXPENSES
Selling, general and administrative expenses	68,230	73,916	68,990
Depreciation and amortization	39,656	47,240	51,915
Cost of sales and services	13,429	14,427	13,633
Asset impairment	4,833	8,065	8,258
Interconnection costs*	3,638	5,493	6,626
	129,786	149,141	149,422
	39,401	13,773	9,511

OTHER INCOME (EXPENSES) – NET	(7,065)	9,042	5,058
INCOME BEFORE INCOME TAX	32,336	22,815	14,569

PROVISION FOR INCOME TAX	9,550	3,842	1,103
NET INCOME	22,786	18,973	13,466
ATTRIBUTABLE TO:
Equity holders of PLDT	22,521	18,916	13,371
Noncontrolling interests	265	57	95
	22,786	18,973	13,466
Earnings Per Share Attributable to Common Equity Holders of PLDT
Basic	103.97	87.28	61.61
Diluted	103.97	87.28	61.61

For the years ended December 31, 2019 and 2018, the total service and non-service revenues pertains to revenue from contracts with customers.
*	Certain amounts in 2018 and 2017 were adjusted to reflect the effects in income and expenses.

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua Melissa V. Vergel de Dios                       Ramon R. Isberto

Tel No: 8816-8213                      Tel No: 8816-8024                             Tel No: 8511-3101

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its principal business groups – fixed line and wireless– PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, and mobile network.

PLDT is listed on the Philippine Stock Exchange (PSE: TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI).  PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/Florentino D. Mabasa, Jr.
Name	:	FLORENTINO D. MABASA, JR.
Title	:	Assistant Corporate Secretary

Date:  March 5, 2020